Amendment

to

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Mellon Capital Management Corporation

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and Mellon Capital Management Corporation, a Delaware corporation and registered investment adviser ("Sub-Adviser").

Whereas, the Adviser and Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 8th day of November, 2001, as Amended and Restated effective as of the 18th day of February, 2004, as further Amended and Restated effective as of the 1st day of December, 2012, and as further amended ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. "Management."

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

The following shall be inserted as sub-paragraph l) in Section 3. "Management." under the heading entitled: "The Sub-Adviser further agrees that it:"

l)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement. The Sub-Adviser shall, at its expense, bear any reasonable and out-of-pocket fees or costs incurred by the Adviser, the Fund, or any Trustee of the Fund (but limiting any attorneys' fees and expenses solely to those incurred by outside counsels and excluding the value of fees or services performed by the Adviser's internal counsel) associated with litigation arising from or pertaining to (i) the services provided by the Sub-Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Adviser); and (ii) the Sub-Adviser's general business operations that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund.  The Adviser shall, at its expense, bear any reasonable and out-of-pocket fees or costs incurred by the Sub-Adviser (but limiting any attorneys' fees and expenses solely to those incurred by outside counsels and excluding the value of fees or services performed by the Sub-Adviser's internal counsel) associated with litigation arising from or pertaining to (i) the services provided by the Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Sub-Adviser) and (ii) the Adviser's or Fund's general business operations that require the involvement or participation of the Sub-Adviser.  A party's aggregate liability to the other for all fees and costs under this section shall not exceed $50,000 per Fund for each litigation, but in no event shall fees and costs exceed $250,000 for all such litigations occurring within any twelve month period or another amount as mutually agreed by the parties. Notwithstanding the foregoing, the limitations of liability set forth above shall not apply to any indemnification obligations hereunder.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		Mellon Capital Management Corporation

By:	/s/ Mark D. Nerud	By:	/s/ Sheryl Linck
Name:	Mark D. Nerud	Name:	Sheryl Linck
Title:	President and CEO	Title:	Managing Director